UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

PRICE SENSITIVE INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication from the ECB that implies the requirement for BBVA to maintain, as from the 1st March 2019 on a consolidated basis, a CET1 capital ratio of 9.26% and a total capital ratio of 12.76%.

This total capital requirement at consolidated level includes: i) the minimum common equity tier 1 capital (CET1) requirement under Pillar 1 (4.5%); ii) the additional tier 1 capital (AT1) requirement under Pillar 1 (1.5%); iii) the tier 2 capital requirement under Pillar 1 (2%); iv) the CET1 capital requirement under Pillar 2 (1.5%), that remains at the same level as established after the latest SREP; v) the capital conservation buffer (2.5% of CET1); vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and vii) the countercyclical capital buffer (0.01% of CET1).

Additionally, the ECB communication implies the requirement for BBVA to maintain, as from the 1st March 2019 on an individual basis, a CET1 capital ratio of 8.53% and a total capital ratio of 12.03%1.

On a fully loaded basis, consolidated and individually, the ECB requirement remains at the same level as established after the last SREP, being the sole difference the evolution of the countercyclical capital buffer.

As of 31st December 2018, BBVA holds, on consolidated and phased-in basis, a CET1 capital ratio of 11.58% and a total capital ratio of 15.71%. On a fully loaded basis, CET1 capital ratio stands at 11.34% and total capital ratio at 15.45%.

As of 31st December 2018, BBVA holds, on individual and phased-in basis, a CET1 capital ratio of 17.45% and a total capital ratio of 22.07%. On a fully loaded basis, CET1 ratio capital stands at 17.05% and total capital ratio at 21.82%.

[1]	The countercyclical capital buffer, on an individual basis, stands at 3 bps

BBVA consolidated and individual current capital ratios are significantly above its applicable regulatory requirements and, therefore, these requirements do not imply the trigger of any regulatory restriction or limitation on payments of dividends, variable remuneration and payments of interest to holders of AT1 capital instruments.

Madrid, 14th February 2019

Banco Bilbao Vizcaya Argentaria, S.A., con domicilio en la Plaza San Nicolás, número 4, 48005 Bilbao, inscrito en el Registro Mercantil de Vizcaya, al tomo 2.083, Folio 1, Hoja BI-17-A, Inscripción 1ª con C.I.F. A-48265169.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 14, 2019
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative